UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TIM: Riccardo Meloni new Head of Human Resources & Organizational Development

Rome, 16 March 2018

TIM hereby informs that Riccardo Meloni enters in TIM Group as Head of Human Resources & Organizational Development. Riccardo Meloni does not hold company shares.

Curriculum Vitae is attached.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

CV Riccardo Meloni

Born in Chieti on 18 November 1960.

Training

Degree in Law at the Università Statale of Perugia.

FinmeccanicaExecutive Leadership Program at the Imperial College, London.

Professional Experience

Leonardo S.p.A. (previously Finmeccanica) – Airborne & Space Systems Division

January 2016: Head of HR & Organisation.

Finmeccanica Group – Selex ES S.p.A.

November 2012: Head of HR & Organisation (from January 2014 to December 2014 - Chairman of the Board in Sistemi Software Integrati S.p.A., a Selex ES S.p.A. subsidiary).

Finmeccanica Group – Selex Galileo S.p.A.

January 2008: Head of HR & Organisation.

Finmeccanica Group – Head of HRO Corporate

March 2005: SVP Group Planning, Organisation, People Management & Development.

July 2001: VP Group Organisation and People Management Systems.

ENEL Group – WIND S.p.A.

September 1999: VP Organisational Development.

TELECOM ITALIA Group – Head of HR & Organisation

May 1999: Head of Executives Development.

October 1998: Chief of Staff to the Chief Information Officer of the Group.

April 1997: Head of HR Operation and Administration of ICT Department of the Group.

February 1995: Head of HR Professional Services at Telecom Italia Emilia Romagna.

January 1994: Head of Organisation and TU Relations at Telecom Italia HQ.

April 1989: People Management, Development and Learning Specialist at Telecom Italia HQ.

Education

From 2006 to 2008: Visiting Professor at LUISS in “Advanced Organisational Systems” at Economics Master Degree Course.

Collaborations with LUISS and other Italian and international Universities.

Articles, Books

“I professionisti del Sistema Informativo” (with F. BUTERA e A. FASULO) in “Materiali e proposte di sviluppo organizzativo” – Ediz. SIP.

“Le Community Tecnologiche: il caso Finmeccanica” in “Knolewdge Development” (M. Montironi – M. Genova) – Franco Angeli Editore.

Interviewed by the UK Magazine “HR Director”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2018

TIM S.P.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager